UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

WisdomTree Investments, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

97717P104

(CUSIP Number)

GRAHAM TUCKWELL ETFS Capital Limited Ordnance House, 31 Pier Road St. Helier, Jersey JE2 4XW	IRSHAD KARIM LION POINT CAPITAL, LP 250 W 55th Street, 33rd Floor New York, New York 10019

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 18, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

ETFS Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

JERSEY
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,250,000 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,250,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%
14	TYPE OF REPORTING PERSON

OO

(1) Excludes Shares (as defined below) issuable upon conversion of 14,750 shares of Series A Preferred Stock (as defined in Item 3).

2

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

GRAHAM TUCKWELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

AUSTRALIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,250,000 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,250,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%
14	TYPE OF REPORTING PERSON

IN

(1) Excludes Shares issuable upon conversion of 14,750 Series A Preferred Stock.

3

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

Lion Point Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,521,979
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,521,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,521,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

Lion Point Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,521,979
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,521,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,521,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

DIDRIC CEDERHOLM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Sweden and France
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,521,979
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,521,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,521,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 97717P104

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 18, 2022, ETFS delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of three highly qualified director candidates, as evidenced by their biographies below, consisting of Lynn S. Blake, Deborah A. Fuhr and Graham Tuckwell (collectively, the “Nominees”), for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s 2022 annual meeting of stockholders (the “Annual Meeting”).

On March 18, 2022, the Reporting Persons issued a press release and public letter to the Board notifying the Board of the nomination of the Nominees for election at the Annual Meeting and describing the Reporting Persons’ views concerning the opportunity for value creation at the Issuer. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Lynn S. Blake, age 57, has served as an independent consultant since October 2021. Previously, Ms. Blake served in various positions at State Street Global Advisors, Inc. (“SSGA”), the investment management division of State Street Corporation (NSYE: STT), a financial services company, including as Executive Vice President and Chief Investment Officer of Equity Indexing, Smart Beta and Environmental, Social, and Governance strategies, from January 2011 to September 2021, Head of Non-US Equity Indexing, from 1999 to 2010, and Senior Portfolio Manager, from 1990 to 1999. Ms. Blake served on the board of directors of SSGA Trust Company, the governing board for SSGA Institutional Products and SPDR SPY and DIA ETFs, from January 2018 to September 2021, and at times, served as a member of SSGA’s Global Fiduciary and Conduct Committee, Investment Committee, Executive Management Group, and the State Street Conduct Risk Committee. Additionally, Ms. Blake has served on the advisory boards of The Posse Foundation, a college access and youth leadership development program, since 2016 and the Ira M. Millstein Center for Global Markets and Corporate Ownership at Columbia Law School, a premier research institution, since September 2020. Ms. Blake was also a member of the Investor Advisory Group of the Sustainability Accounting Standards Board, a nonprofit organization which connects businesses and investors on the financial impacts of sustainability, from 2016 to September 2021. Ms. Blake is a Chartered Financial Analyst. Ms. Blake received a B.S. from Boston College and an M.B.A. in Finance from the D'Amore-McKim School of Business at Northeastern University.

7

CUSIP No. 97717P104

Deborah A. Fuhr, age 62, is the Managing Partner and Founder of ETFGI LLP, an independent research and consultancy firm covering all of the products, issuers, exchanges, and trends in the global ETFs and ETPs industry, launched in 2012 in London, and offers a number of paid for subscription research services and organizes and runs the annual ETFGI Global ETFs Insights Summit events, which Ms. Fuhr also founded in August 2019. Ms. Fuhr has also served as the Co-Founder, Editorial Director, Producer and Presenter at ETF TV, a television show which provides monthly insights into the use, trading, regulatory and product development trends for exchange traded funds, since June 2019. In addition, Ms. Fuhr has served on the FTSE Russell Industry Classification Advisory Committee, an advisory committee to the FTSE Russell Governance Board, since 2011. She also served as the Co-Founder of ETFs Global Markets Roundtable, a series of conferences created to provide a vehicle for the substantive discussion of capital markets issues impacting the ETF industry, from April 2017 to August 2019. From July 2017 to May 2019, Ms. Fuhr served as Vice-Chair of the Nasdaq Listing and Hearing Review Council, an independent advisory committee to the Nasdaq board of directors, and was a member of the Council from April 2014 to July 2017. Previously, Ms. Fuhr served as Global Head of ETF research and implementation strategy and as a Managing Director at BlackRock, Inc. (NSYE: BLK) from 2008 to 2011. Earlier in her career, Ms. Fuhr served as a Managing Director and Head of the Investment Strategy team at Morgan Stanley (NYSE: MS) in London, and as an Associate at Greenwich Associates LLC. Ms. Fuhr has served as a director of LGBTQ Loyalty Holdings, Inc. (OTCMKTS: LFAP), the first LGBTQ Loyalty Preference Index ETF, since December 2021, and as an independent trustee of each of Renaissance Capital Greenwich Funds, an ETF series, since July 2021, and SYNTAX ETF TRUST, an ETF series, since March 2018. Ms. Fuhr was the recipient of the ETF.com 2018 lifetime achievement award, 100 Women in Finance’s 2017 European Industry Leadership Award and the 2014 William F. Sharpe Lifetime Achievement Award for outstanding and lasting contributions to the field of index investing. She has been named as one of the “100 Most Influential Women in Finance” by Financial News over several years, most recently in 2016. Ms Fuhr frequently writes articles for various publications including: Financial News, ETFI Asia, CityWire, FT Advisor, Pensions and Investments, IPE: Investments and Pensions Europe, Focus -World Federation of Exchanges and the Financial Times. Ms Fuhr is one of the founders and on the board of Women in ETFs as well as Women in ETFs EMEA chapter and is on the board of Cancer Research UK’s ‘Women of Influence’ initiative to support female scientists. Ms. Fuhr has served on the editorial boards of the Journal of Indexes (United States), Journal of Indexes (Europe), and Money Management Executive; the advisory board for the Journal of Index Investing; and the investment panel of experts for Portfolio Adviser, the FTSE ICB Advisory Committee, the International Advisory Committee for the Egyptian Exchange, and the University of Connecticut School of Business International Advisory Board. Ms. Fuhr holds a B.S. degree from the University of Connecticut and an M.B.A. from the Kellogg School of Management at Northwestern University.

Graham Tuckwell, age 65, is the Founder and Chairman of ETFS Capital Limited (f/k/a ETF Securities Limited), a strategic investment company focused on growth opportunities across the ETF ecosystem. Mr. Tuckwell founded ETF Securities Limited in 2004 and it became one of the leading issuers of Exchange Traded Products in Europe. In 2018 the European and US businesses were sold but the Australian business was retained and under his guidance, as Executive Chairman of ETF Securities Australia, assets under management have increased by more than by more than 400% since then. Mr. Tuckwell also serves as Founder and Co-Director of Rodber Investments Limited, his family office investment entity, since 2011. Mr Tuckwell is credited with creating the world’s first gold ETF when he launched GOLD on the Australian Stock Exchange in 2003. Later that year, he launched a similar product, GBS, on the London Stock Exchange in partnership with the World Gold Council. Prior to working in the ETF industry, Mr. Tuckwell was in corporate advisory and investment banking for 20 years in Australia and London and before then he worked as an economist in the Department of Prime Minister and Cabinet in Canberra. He holds a Bachelor of Economics (Honours) degree and a Bachelor of Laws degree from the Australian National University. In 2015 he was awarded an honorary Doctorate degree from the Australia National University, in 2016 he received the ETF.com Lifetime Achievement Award for Europe and in the 2022 Australia Day Honours List he was appointed an Officer of the Order of Australia for “distinguished service to the community through philanthropic support of educational scholarships, and to business.”

8

CUSIP No. 97717P104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 18, 2022, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “JFSA”) with the other parties thereto, including the Nominees (collectively, the “Group”) in which, among other things, they agreed (a) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, if applicable, (b) to form the Group to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by the Group, to the Board at the Annual Meeting (the “Solicitation”) and take such other actions as the parties deem advisable, (c) to provide notice to the Group’s legal counsel no later than four (4) hours after each such transaction of (i) any of their purchases or sales of securities of the Issuer or (ii) any securities of the Issuer over which they acquire or dispose of beneficial ownership; provided, however, that for so long as the Issuer’s stockholder rights plan, dated March 14, 2022, remains in effect, no member of the Group shall transact in securities of the Issuer without the prior written consent of ETFS and Mr. Tuckwell; provided, further, that, once the Issuer’s stockholder rights plan is no longer in effect, each party agrees not to purchase or sell securities of the Issuer or otherwise increase or decrease its economic exposure to or beneficial ownership over the securities of the Issuer if it reasonably believes that, as a result of such action, the Group or any member thereof would be likely to be required to make any regulatory filing (including, but not limited to, a Schedule 13D amendment, Form 3 or Form 4 with the SEC without using its reasonable efforts to give the other members of the Group who will be a party to such filing at least twelve (12) hours prior written notice, (d) that each Nominee would provide ETFS and Mr. Tuckwell with advance written notice prior to effecting any purchase, sale, acquisition or disposal of any securities of the Issuer which she or he has, or would have, direct or indirect beneficial ownership, so that ETFS and Mr. Tuckwell has an opportunity to review the potential implications of any such transaction and such Nominees agreed that she shall not undertake or effect any purchase, sale, acquisition or disposal of any securities of the Issuer without the prior written consent of ETFS and Mr. Tuckwell and (e) that ETFS and Mr. Tuckwell agreed to bear all pre-approved expenses (including fees of outside legal counsel, but excluding obligations under the Indemnification Agreements, which are governed by the terms thereof) incurred in connection with the Group’s activities; provided, however, that any such reimbursement shall not exceed $4,000 in the aggregate for each Nominee (plus any applicable VAT). The JFSA is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

ETFS and Lion Point Capital have entered into a letter agreement with each of the Nominees other than Mr. Tuckwell (the “Indemnification Agreements”), pursuant to which they have agreed to jointly, on a pro-rata basis, indemnify such Nominees against claims arising from the Solicitation and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against such Nominee(s) in her capacity as a director of the Issuer, if so elected. A form of the Indemnification Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Each of Mmes. Blake and Fuhr has granted Martyn James and Graham Tuckwell a power of attorney to execute certain SEC filings in connection with the Solicitation and the JFSA. Mr. Tuckwell has granted Martyn James and Mark Weeks a power of attorney to execute certain SEC filings in connection with the Solicitation and the JFSA. A form of the Power of Attorney is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

9

CUSIP No. 97717P104

ETFS has entered into a compensation letter agreement with each of the Nominees other than Mr. Tuckwell (the “Compensation Letter Agreements”) pursuant to which it has agreed to pay such Nominees: (i) $25,000 in cash upon the provision by such Nominee of executed nominee documents, reasonably requested by ETFS or its representatives in connection with such Nominee’s nomination and (ii) $25,000 in cash upon the earlier to occur of (a) the filing by the members of the Group of a definitive proxy statement with the SEC relating to a solicitation of proxies in favor of such Nominee’s election as a director of the Issuer at the Annual Meeting or (b) the Group entering into an agreement with the Issuer with respect to such Nominee’s election or appointment to the Board; provided, however, that, at ETFS’ and Lion Point’s sole discretion, the payment provided for under clause (ii) above may be made at any time, prior to the events in either (a) or (b) occurring. The Compensation Letter Agreements terminate on the earliest to occur of (i) the Issuer’s appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer (x) in furtherance of such Nominee’s nomination or appointment as a director of the Issuer or (y) with respect to the composition of the Board, (iii) ETFS’ withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting. A form of the Compensation Agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release and Public Letter, dated March 18, 2022.
99.2	Joint Filing and Solicitation Agreement.
99.3	Form of Indemnification Letter Agreement.
99.4	Form of Power of Attorney.
99.5	Form of Compensation Agreement.
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CUSIP No. 97717P104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2022

ETFS Capital Limited

By:	/s/ Graham Tuckwell
	Name:	Graham Tuckwell
	Title:	Chairman

/s/ Graham Tuckwell
Graham Tuckwell

Lion Point Capital, LP

By:	Lion Point Holdings GP, LLC, its General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager and Member

Lion Point Holdings GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager and Member

/s/ Didric Cederholm
Didric Cederholm

11